UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                         NOTIFICATION  OF  LATE  FILING


(Check  one): [ ] Form 10-K [ ] Form 20-F  [X] Form 11-K
              [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For  Period  Ended: December  31,  2004
                   ____________________

[ ]     Transition  Report  on  Form  10-K
[ ]     Transition  Report  on  Form  20-F
[ ]     Transition  Report  on  Form  11-K
[ ]     Transition  Report  on  Form  10-Q
[ ]     Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:__________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  1-  REGISTRANT  INFORMATION

MacDermid,  Incorporated  Profit Sharing and Employee Stock  Ownership Plan (the
________________________________________________________________________________
"Plan")
_______
Full  title  of  the  plan  required  to  file  Form  11-K

MacDermid,  Incorporated  (the  "Company");
__________________________________________
Full  name  of registrant and issuer of the securities held pursuant to the plan


Former  Name  if  Applicable

1401  Blake  Street
___________________
Address  of  Principal  Executive  Office  (Street  and  Number)

Denver,  Colorado  80202
__________________
City,  State  and  Zip  Code


PART  II  -  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form

[X] N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  -  NARRATIVE

Due to unanticipated delays in the collection and compilation of necessary information relating to the restricted status of certain investments within our 401k Plan, the required financial statements of the MacDermid Incorporated Profit Sharing and Employee Stock Ownership Plan for the year ended December 31, 2004 and corresponding audit will not be completed in time to file the Plan's Annual Report on Form 11-k within the prescribed period without unreasonable effort or expense. The Plan expects to file the Form 11-K on or before the fifteenth (15TH) calendar day following the prescribed due date for the Form 11-K.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Frank  Monteiro                    720                         479-3078
_______________                    ___                         ________
     (Name)                    (Area  Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes [X]  No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X]  No [ ]


    MacDermid, Incorporated Profit Sharing And Employee Stock Ownership Plan
    ________________________________________________________________________
                                 (Name of Plan)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  June  24,  2005                By:             /s/  Frank  J.  Monteiro
                                                    _________________________

                                                          Frank  J.  Monteiro
                                                         Assistant  Treasurer

1441625.1